Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports (i) dated April 26, 2021, with respect to the balance sheet of Groundfloor Yield, LLC as of December 31, 2020 and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the period from April 10, 2020 (date of inception) to December 31, 2020, and (ii) dated March 15, 2021 with respect to the consolidated balance sheets as of Groundfloor Finance Inc. and its subsidiaries as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, each of which appears in the accompanying Form 1-A/A of Groundfloor Yield, LLC. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. We also consent to the reference under the heading “Experts” appearing therein.

Atlanta, Georgia

April 26, 2021